[redacted]

08004900

Man Investments

September 3, 2008

Mail Processing Section

SEP ... 2008

Washington, DC

SUPPL

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6823, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Keith Kendrick
Compliance Officer

cc: Barry Wakefield (w/ Encl.)

PROCESSED
SEP 16 2008
THOMSON REUTERS

9/15

Man Investments Inc.
123 N. Wacker Drive
28th Floor
Chicago, IL 60606-1743
USA
Tel +1 (312) 881 6800
Fax +1 (312) 881 6700

www.maninvestments.com
Member, NASD and SIPC

Man Group plc
2 September 2008

Athena Guaranteed Futures Ltd Monthly Net Asset Value

As at the close of business on 31 August 2008, the Net Asset Value of Athena Guaranteed Futures Ltd was US$108.21.

Track Record: From inception on 20 December 1990

| | Key Statistics |
|---|---|
| Last month | -3.62% |
| Last 12 months | +16.3% |
| Annualised return since inception | +14.4% |

**ENQUIRIES**

David Browne
Head of External Relations
+44 207 144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 207 144 3809
miriam.mckay@mangroupplc.com

Merlin PR

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768

IMPORTANT
This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception figures for its representative AHL funds for comparative purposes, calculated using the last monthly valuation for each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc – Voting Rights and Capital

In conformity with 5.6.1R of the Disclosure and Transparency Rules, Man Group plc announces that its issued listed share capital with voting rights at close of business on 31 August 2008 comprises 1,703,775,011 Ordinary Shares of 3 $^{3}/_{7}$ US cents each fully paid.

The above figure of 1,703,775,011 may be used by shareholders for the calculations by which they will determine if they are required to notify their major interest in, or a change to their major interest in, Man Group plc under the FSA's Disclosure and Transparency Rules.

Contact name: Barry Wakefield FCIS

Contact telephone number: 0207 144 1735

Man Group plc
2 September 2008

Man AHL Diversified Futures Ltd Weekly Net Asset Value

As at the close of business on 1 September 2008, the Net Asset Value of Man AHL Diversified Futures Ltd was US$35.56.

Track Record: From inception on 19 May 1998

| | Key Statistics |
|---|---|
| Last week | -0.64% |
| Last 12 months | +18.3% |
| Annualised return since inception | +13.1% |

**ENQUIRIES**

David Browne
Head of Group Funding & External Relations
+44 207 144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 207 144 3809
miriam.mckay@mangroupplc.com

Merlin PR

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception figures for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month, at the time the last weekly figures for the month are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.

In 1983 ED & F Man entered into a joint venture with Mint Investment Management Co., one of the first quantitative CTAs, taking a stake. With that accomplishment, ED & F Man established its investment products division which would evolve to become Man Investments. ED & F Man was eventually split into the Man Group plc and ED & F Man. Mint annualized at about 30% until the early 1990s and was replaced by AHL. Several funds were launched in partnership with Mint after the joint venture was established. Please see attachments 1 and 2 for the product suite between 1983 and 2000.

In an August 2002 newsletter titled, *Big get bigger by $20bn*, the combined assets for Man/Glenwood and RMF totaled $11.9 billion as of June 30, 2002. Please see attachment 3.

In a February 2003 newsletter titled, *European assets raised to $84bn*, AHL is shown to be managing an estimated $5.5 billion. Please see attachment 4.

In a February 2003 newsletter titled, *Big groups suck in $33bn of assets*, the combined assets of Man/Glenwood and RMF total $13 billion as of December 2002. Please see attachment 5.

In a February 2004 newsletter titled, *Top funds rake in $90bn*, RMF grew by $2.7 billion positioning Man as the second largest fund of funds group. Please see attachment 6.

In a September 2004 newsletter titled, Stellar *growth sees Billion Dollar Club swell to $438bn*, shows Man's AUM at $19.82b. Please see attachment 7.

In a February 2005 newsletter titled, *Big players treble assets in three years to reach $541bn,* Man Group's assets are at $35.3 billion. Please see attachment 8.

In an October 2006 issue of Eurohedge, Man/AHL was ranked number one out of twenty European hedge fund firms by assets at $16.2 billion as of June 2006. Please see attachment 9.

In a March 2007 issue of Eurohedge, Man-AHL's assets grew by $6.1 billion starting 2007 at $18.8 billion. Please see attachment 10.

Investhedge's Billion Dollar Club (2006), Man Group is the largest fund of funds operation with just under $40 billion under management. Please see attachment 11.

Investhedge's Billion Dollar Club (2007), Man Group's fund of funds assets are at $45.3 billion. Please see attachment 12.

Investhedge's Billion Dollar Club (2008), Man Group's fund of funds assets are at $51.6 billion. Please see attachment 13.

In a June 2008 Alpha Magazine article titled, *London Calling*, Man Group's single-strategy hedge fund business is stated as $20.9 billion. Please see attachment 14.

END